Exhibit 99.1

EHang Reports First Quarter 2021 Unaudited Financial Results

- Achieved Quarterly Positive Operating Cash Flow Again

- Maintained High Quarterly Gross Margin

Guangzhou, China, August 25, 2021 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial and Operational Highlights

•

Total revenues were RMB23.0 million (US$3.5 million), up 22.1% year-over-year, with growth mainly in air mobility solutions. Revenues from air mobility solutions contributed 98.4% of the total revenues in the first quarter of 2021.

•	Gross margin was 63.2%, an increase of 3.9 percentage points year-over-year, driven by continuous optimization of cost structure of air mobility products and the change in revenue mix.

•

Operating loss was RMB66.2 million (US$10.1 million), compared with operating loss of RMB21.1 million in the first quarter of 2020. The change in operating loss was mainly due to the increase in share-based compensation expenses charged to operating expenses.

•	Adjusted operating loss[1] (non-GAAP) was RMB17.3 million (US$2.6 million), compared with adjusted operating loss of RMB19.2 million in the first quarter of 2020.

•	Net loss was RMB62.5 million (US$9.5 million), compared with net loss of RMB20.4 million in the first quarter of 2020.

•	Adjusted net loss[2] (non-GAAP) was RMB13.7 million (US$2.1 million), compared with adjusted net loss of RMB18.5 million in the first quarter of 2020.

•	Net cash from operating activities was RMB16.2 million (US$2.5 million), a significant growth compared to negative RMB29.1 million in the first quarter of 2020.

•

Cash and cash equivalents and short-term investments amounted to RMB480.5 million (US$73.3 million) as of March 31, 2021, mainly due to the US$40 million investment from Carmignac and the positive net cash from operating activities achieved.

•	Sales of the EHang 216 series of passenger-grade AAVs, were 15 units, compared with 9 units in the first quarter of 2020.

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[2]	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

First Quarter 2021 Business Highlights

•	Trial Flights to Initiate an Urban Air Mobility (“UAM”) Plan in the Hengqin New Area in Southern China

In January, EHang announced strategic partnerships with local partners to jointly initiate trial air mobility operations in the Hengqin New Area (“Hengqin”), the largest of the islands surrounding Zhuhai city in the Guangdong-Hong Kong-Macao Greater Bay Area of China. A total of 36 passengers experienced trial flights for aerial sightseeing in Hengqin on the announcement date. In February, the local partner further carried out the first trial flights of the EHang 216 over the sea of southern China from Hengqin to Dong’ao Island, a tourist destination island, showcasing its potential application in air mobility use cases such as aerial sightseeing.

•	Trial Flights of Passenger-grade AAVs for the First Time in Beijing

In February, EHang completed trial flights of the EHang 216 in Beijing in a cold weather at an air temperature of minus 14 degrees Celsius to demonstrate the safety, reliability and environmental adaptability of its cutting-edge AAV technologies. This was also the first time that passenger-grade AAVs flew in Beijing, the capital city of China.

•	Participation in a Series of UAM Projects Supported by the European Union

In January and February, as a pioneer of cutting-edge AAV products and technological solutions, EHang was selected to participate in a series of UAM projects supported by the European Union to demonstrate ways to achieve safe, sustainable, socially acceptable, and effective UAM. These projects include: 1) the Air Mobility Urban - Large Experimental Demonstration (“AMU-LED”) project in Spain, the United Kingdom and the Netherlands; 2) the Re-Invent Air Mobility initiative in France; 3) the Safe and Flexible Integration of Advanced U-Space Services for Medical Air Mobility (“SAFIR-Med”) project in Belgium, Germany, the Netherlands, Greece and Czech Republic; and 4) the GOF 2.0 Integrated Urban Airspace VLD.

•	Partnership with Giancarlo Zema Design Group to Build an Eco-sustainable Vertiport in Italy

In March, EHang entered into a partnership with Giancarlo Zema Design Group (“GZDG”), a leading Italian architecture firm. GZDG has designed and intends to build an eco-sustainable vertiport in Italy using EHang’s passenger-grade AAV technologies and air mobility solutions. The vertiport will use green design and construction materials and can generate energy to recharge the EHang 216 AAVs.

•	Partnership with Dongfeng USharing to Co-develop a Solution for Seamlessly-Connected Mobility Services Leveraging AAV Technologies

In March, EHang entered into a partnership with Dongfeng USharing Technology Co., Ltd., a subsidiary of Dongfeng Motor Corporation (a Fortune Global 500 company and one of the largest auto makers in China) to co-develop a solution for Seamlessly Connected Mobility Services for logistics using EHang’s AAV technologies.

CEO Remarks

“We started the year of 2021 with a 22.1% year-over-year revenue growth in the first quarter, achieved again quarterly positive operating cash flow and maintained high quarterly gross margin at 63.2%. All of these reflected our growing competitive strengths,” said Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer. “Upon entering 2021, we focused more on our core business in air mobility solutions through expanding our trial operation programs and industrywide partnerships for UAM powered by our cutting-edge AAV products and technologies to gain robust growth momentum into the near future.”

First Quarter 2021 Financial Results

Revenues

Total revenues were RMB23.0 million (US$3.5 million), up 22.1% year-over-year, with growth mainly in air mobility solutions. Revenues from air mobility solutions represented 98.4% of the total revenues in the first quarter of 2021. Sales of the EH216, the Company’s flagship passenger-grade AAV, were 15 units (including 1 unit of the customized EH216L) in the first quarter of 2021, compared with 9 units in the same period of 2020.

Costs of revenues

Costs of revenues were RMB8.5 million (US$1.3 million), up 10.3% year-over-year, primarily due to the change in the sales volume of AAV products.

Gross profit

Gross profit was RMB14.5 million (US$2.2 million), up 30.2% from RMB11.2 million in the first quarter of 2020.

Gross margin was 63.2%, up 3.9 percentage points from 59.3% in the first quarter of 2020. The increase in gross margin was mainly due to the continuous optimization of cost structure of air mobility products.

Operating expenses

Total operating expenses were RMB83.4 million (US$12.7 million), up 152.4% from RMB33.0 million in the first quarter of 2020. Operating expense as a percentage of total revenues was 363.0%, compared with 175.6% in the first quarter of 2020. The increase in operating expenses was primarily due to an increase of RMB46.9 million (US$7.2 million) in share-based compensation expenses and the charges to sales and marketing expenses, general and administration expenses and research and development expenses were RMB4.6 million (US$0.7 million), RMB34.9 million (US$5.3 million) and RMB7.4 million (US$1.2 million), respectively.

Adjusted operating expenses3 (non-GAAP)

Adjusted operating expenses were RMB34.5 million (US$5.3 million), representing an increase of 11.0% from RMB31.1 million in the first quarter of 2020. Adjusted operating expenses as a percentage of total revenues was 150.3%, compared with 165.3% in the first quarter of 2020.

•

Adjusted sales and marketing expenses were RMB4.9 million (US$0.8 million), down 15.9% from RMB5.8 million in the first quarter of 2020. The decrease was mainly due to the decrease in market promotion and professional expenses in the first quarter of 2021.

[3]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

•	Adjusted general and administration expenses were RMB9.7 million (US$1.5 million), up 6.2% from RMB9.2 million in the first quarter of 2020.

•

Adjusted research and development expenses were RMB19.9 million (US$3.0 million), up 23.3% from RMB16.2 million in the first quarter of 2020. The increase was mainly due to increased R&D material and personnel expenses in the first quarter of 2021.

Operating loss

Operating loss was RMB66.2 million (US$10.1 million), compared with operating loss of RMB21.1 million in the first quarter of 2020. Operating loss as a percentage of total revenues was negative 288.1%, compared with negative 112.2% in the first quarter of 2020.

Adjusted operating loss (non-GAAP)

Adjusted operating loss was RMB17.3 million (US$2.6 million), compared with adjusted operating loss of RMB19.2 million in the first quarter of 2020. Adjusted operating loss as a percentage of total revenues was negative 75.4%, compared to negative 102.0% in the first quarter of 2020.

Net loss

Net loss was RMB62.5 million (US$9.5 million), compared with net loss of RMB20.4 million in the first quarter of 2020.

Adjusted net loss (non-GAAP)

Adjusted net loss was RMB13.7 million (US$2.1 million), compared with adjusted net loss of RMB18.5 million in the first quarter of 2020.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB13.3 million (US$2.0 million).

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.56 (US$0.09). Adjusted basic and diluted net loss per ordinary share4 (non-GAAP) were both RMB0.12 (US$0.02).

Basic and diluted net loss per ADS were both RMB1.12 (US$0.18). Adjusted basic and diluted net loss per ADS5 (non-GAAP) were both RMB0.24 (US$0.04). Each ADS represents two Class A ordinary shares.

Balance Sheet and Cash Flow

The cash, cash equivalents, restricted cash and short-term investments balances were RMB480.5 million (US$73.3 million) as of March 31, 2021, compared to RMB189.4 million as of December 31, 2020. The increases were mainly due to the US$40 million investment from Carmignac and the positive net cash from operating activities of RMB16.2 million (US$2.5 million), a significant growth compared to negative RMB29.1 million in the first quarter of 2020.

[4]

Adjusted basic and diluted loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[5]

Adjusted basic and diluted loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Business Outlook

The Company’s revenue forecast for 2021 remains between RMB130 million and RMB180 million, as the Company strategically transitions into a more operation platform-oriented model and the commercialization of the EHang 216F, the firefighting model, among other AAVs.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to change, especially considering uncertainties and situations related to how the COVID-19 pandemic further develops.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Wednesday, August 25, 2021, U.S. Eastern Time (8:00 PM on August 25, 2021, Beijing/Hong Kong Time).

Please register in advance for the conference using the link provided below and dial in 10 minutes before the conference is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8598052.

A replay of the conference call may be accessed by phone at the following numbers until September 2, 2021. To access the replay, please reference the conference ID 8598052.

Phone Number
International	+61 2 8199 0299
United States	+1 855 452 5696 +1 646 254 3697
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted gross margin, adjusted operating loss, adjusted net loss, adjusted operating expenses, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items such as share-based compensation expenses that are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure, operating profit margin and net margin or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. For more information on the Non-GAAP Financial Measures, please see the table captioned “Condensed Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Investor Contact:

ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

Media Contact:

pr@ehang.com

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	137,840	462,474	70,587
Restricted cash	2,333	—	—
Short-term investments	49,271	18,000	2,747
Accounts receivable, net	163,146	95,709	14,608
Cost and estimated earnings in excess of billings	717	717	109
Inventories, net	47,094	43,399	6,624
Prepayments and other current assets	21,421	26,862	4,100
Amount due from a related party	2,639	2,639	403

Total current assets	424,461	649,800	99,178

Non-current assets:
Property and equipment, net	20,869	29,574	4,514
Intangible assets, net	1,062	963	147
Long term loans receivable	14,934	13,072	1,995
Long-term investments	2,919	2,919	446
Other non-current assets	20,304	21,762	3,322

Total non-current assets	60,088	68,290	10,424

Total assets	484,549	718,090	109,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	15,000	15,000	2,289
Accounts payable	53,147	35,358	5,397
Contract liabilities	7,492	21,705	3,313
Accrued expenses and other liabilities	81,578	51,092	7,798
Deferred income	750	756	115
Deferred government subsidies	80	1,969	301

Total current liabilities	158,047	125,880	19,213

Non-current liabilities:
Long-term bank loans	—	20,000	3,053
Mandatorily redeemable non-controlling interests	40,000	40,000	6,105
Deferred tax liabilities	292	292	45
Unrecognized tax benefit	5,480	5,480	836
Deferred income	2,970	2,805	428
Deferred government subsidies	60	40	6

Total non-current liabilities	48,802	68,617	10,473

Total liabilities	206,849	194,497	29,686

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Class A ordinary shares	44	45	7
Class B ordinary shares	28	28	4
Additional paid-in capital	1,081,299	1,387,114	211,715
Statutory reserves	1,035	1,035	158
Accumulated deficit	(808,038)	(870,202)	(132,819)
Accumulated other comprehensive income	1,950	4,552	695

Total EHang Holdings Limited shareholders’ equity	276,318	522,572	79,760
Non-controlling interests	1,382	1,021	156

Total shareholders’ equity	277,700	523,593	79,916

Total liabilities and shareholders’ equity	484,549	718,090	109,602

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Total revenues	18,818	54,595	22,977	3,507
Costs of revenues	(7,664)	(22,145)	(8,451)	(1,290)

Gross profit	11,154	32,450	14,526	2,217
Operating expenses:
Sales and marketing expenses	(5,776)	(13,848)	(9,486)	(1,448)
General and administrative expenses	(10,608)	(18,613)	(46,059)	(7,030)
Research and development expenses	(16,660)	(50,945)	(27,854)	(4,251)

Total operating expenses	(33,044)	(83,406)	(83,399)	(12,729)
Other operating income	769	1,750	2,667	407

Operating loss	(21,121)	(49,206)	(66,206)	(10,105)
Other income/(expense):
Interest and investment income	1,412	671	1,957	299
Interest expenses	(488)	(692)	(394)	(60)
Foreign exchange loss	(271)	(107)	(306)	(47)
Other income	81	224	2,876	439
Other expense	—	(1,382)	(335)	(51)

Total other income/(expense)	734	(1,286)	3,798	580
Loss before income tax and share of net loss from an equity investee	(20,387)	(50,492)	(62,408)	(9,525)

Income tax expenses	—	(351)	(117)	(18)

Loss before share of net loss from an equity investee	(20,387)	(50,843)	(62,525)	(9,543)
Share of net loss from an equity investee	(19)	—	—	—

Net loss	(20,406)	(50,843)	(62,525)	(9,543)

Net loss	(20,406)	(50,843)	(62,525)	(9,543)
Net loss attributable to non-controlling interests	856	1,657	361	55

Net loss attributable to ordinary shareholders	(19,550)	(49,186)	(62,164)	(9,488)
Net loss per Class A and Class B ordinary share:
Basic and diluted	(0.18)	(0.45)	(0.56)	(0.09)
Shares used in net loss per Class A and Class B ordinary share computation (in thousands of shares):
Basic and diluted	109,066	109,627	110,475	110,475
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and Diluted	(0.36)	(0.90)	(1.12)	(0.18)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(20,406)	(50,843)	(62,525)	(9,543)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	1,481	1,452	1,211	185
Deferred income tax expenses	89	184	108	16
Share-based compensation	1,936	38,571	48,871	7,459
Gain on disposal of intangible assets	—	(5)	—	—
Loss on disposal of property and equipment	—	228	—	—
Share of net loss from an equity investee	19	—	—	—
Investment income from short-term investments	—	—	(1,729)	(264)
Allowance for doubtful accounts	142	4,794	505	77
Changes in operating assets and liabilities:
Accounts receivable	(9,091)	(29,370)	54,542	8,325
Unbilled revenue	1,481	2,800	—	—
Cost and estimated earnings in excess of billings	10,490	3,005	—	—
Inventories	(11,153)	9,596	318	49
Prepayments and other current assets	(1,761)	(2,206)	(7,127)	(1,088)
Other non-current assets	22	(16,220)	—	—
Amount due from a related party	—	(2,639)	—	—
Accounts payable	2,696	660	(17,789)	(2,716)
Contract liabilities	(3,343)	986	1,613	246
Income taxes payable	(5)	—	—	—
Deferred income	—	(360)	1,730	264
Deferred government subsidies	(20)	(20)	(20)	(3)
Unrecognized tax benefits	(29)	166	—	—
Accrued expenses and other liabilities	(1,603)	3,287	(3,534)	(540)

Net cash (used in)/provided by operating activities	(29,055)	(35,934)	16,174	2,467

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(292)	(7,414)	(8,322)	(1,270)
Acquisition of intangible assets	(9)	(59)	(9)	(1)
Proceeds from maturity of short-term investments	13,000	35,596	49,271	7,520
Purchase of short-term investments	(17,200)	(2,000)	(18,000)	(2,747)
Loans to third parties	(53,900)	—	—	—
Repayment of loan from a third party	10,000	—	—	—
Others	(54)	—	—	—

Net cash flow (used in)/provided by investing activities	(48,455)	26,123	22,940	3,502

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from a short-term bank loan	5,000	—	5,000	763
Repayment of a short-term bank loan	(5,000)	—	(5,000)	(763)
Proceeds from long-term bank loans	—	—	20,000	3,053
Repayment of loans from a third party	—	(2,000)	—	—
Proceeds from issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option	6,797	—	—	—
Proceeds from issuance of Class A ordinary shares pursuant to a private placement	—	—	258,836	39,506
Payment of issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option’s issuance costs	—	(35)	—	—
Payment of issuance costs for initial public offering	(9,119)	(2,075)	—	—

Net cash (used in)/provided by financing activities	(2,322)	(4,110)	278,836	42,559

Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,185	(3,710)	4,351	664
Net (decrease)/increase in cash, cash equivalents and restricted cash	(76,647)	(17,631)	322,301	49,192
Cash, cash equivalents and restricted cash at the beginning of the period/year	321,662	157,804	140,173	21,395

Cash, cash equivalents and restricted cash at the end of the period/year	245,015	140,173	462,474	70,587

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Non-cash financing activities:
Unpaid Issuance costs for Series C redeemable convertible preferred shares included in Accrued expenses and other liabilities	743	48	48	7
Unpaid Issuance costs for initial public offering included in Accrued expenses and other liabilities	5,608	821	821	125
Unpaid issuance costs for issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option included in Accrued expenses and other liabilities	1,046	812	812	124
Unpaid Issuance costs for issuance of Class A ordinary shares pursuant to a private placement included in Accrued expenses and other liabilities	—	—	1,891	289

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	11,154	32,450	14,526	2,217
Plus: Share-based compensation	—	2,363	—	—

Adjusted gross profit	11,154	34,813	14,526	2,217

Adjusted gross margin	59.3%	63.8%	63.2%	63.2%
Sales and marketing expenses	(5,776)	(13,848)	(9,486)	(1,448)
Plus: Share-based compensation	—	5,601	4,626	706

Adjusted sales and marketing expenses	(5,776)	(8,247)	(4,860)	(742)

General and administrative expenses	(10,608)	(18,613)	(46,059)	(7,030)
Plus: Share-based compensation	1,445	5,390	36,331	5,545

Adjusted general and administrative expenses	(9,163)	(13,223)	(9,728)	(1,485)

Research and development expenses	(16,660)	(50,945)	(27,854)	(4,251)
Plus: Share-based compensation	491	25,217	7,914	1,208

Adjusted research and development expenses	(16,169)	(25,728)	(19,940)	(3,043)

Operating expenses	(33,044)	(83,406)	(83,399)	(12,729)
Plus: Share-based compensation	1,936	36,208	48,871	7,459

Adjusted operating expenses	(31,108)	(47,198)	(34,528)	(5,270)

Adjusted operating expenses percentage	165.3%	86.5%	150.3%	150.3%
Operating loss	(21,121)	(49,206)	(66,206)	(10,105)
Plus: Share-based compensation	1,936	38,571	48,871	7,459

Adjusted operating loss	(19,185)	(10,635)	(17,335)	(2,646)

Adjusted operating margin	(102.0%)	(19.5%)	(75.4%)	(75.4%)
Net loss	(20,406)	(50,843)	(62,525)	(9,544)
Plus: Share-based compensation	1,936	38,571	48,871	7,459

Adjusted net loss	(18,470)	(12,272)	(13,654)	(2,084)

Adjusted net margin	(98.2%)	(22.5%)	(59.4%)	(59.4%)
Net loss attributable to ordinary shareholders	(19,550)	(49,186)	(62,164)	(9,489)
Plus: Share-based compensation	1,936	38,571	48,871	7,459

Adjusted net loss attributable to ordinary shareholders	(17,614)	(10,615)	(13,293)	(2,029)

Adjusted net loss attributable to ordinary shareholders margin	(93.6%)	(19.4%)	(57.9%)	(57.9%)
Adjusted basic and diluted net loss per Class A and Class B ordinary share	(0.16)	(0.10)	(0.12)	(0.02)
Adjusted basic and diluted net loss per ADS	(0.32)	(0.20)	(0.24)	(0.04)